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                           October 22, 2020

       John Roberts
       Chief Executive Officer
       Cancer Genetics, Inc.
       201 Route 17 North, 2nd Floor
       Rutherford, NJ 07070

                                                        Re: Cancer Genetics,
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed October 16,
2020
                                                            File No. 333-249513

       Dear Mr. Roberts:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason L.
Drory at 202-551-8342 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Alan Wovsaniker, Esq.